UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Third Wave Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88428W108

(CUSIP Number)

Glenn P. Muir

Executive Vice President and Chief Financial Officer

Hologic, Inc.

35 Crosby Drive

Bedford, Massachusetts 01730

Tel: (718) 999-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Philip J. Flink, Esquire

Edwin C. Pease, Esquire

Brown Rudnick LLP

One Financial Center

Boston, Massachusetts 02111

Tel: (617) 856-8200

July 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88428W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hologic, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 50,053,571
9. Sole Dispositive Power
10. Shared Dispositive Power 50,053,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,053,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Third Wave Technologies, Inc. (the “Company”). The address of the Company’s principal executive offices is 502 S. Rosa Road, Madison, Wisconsin 53719.

Item 2.	Identity and Background

(a)–(c) and (f). This Schedule 13D is being filed by Hologic, Inc., a Delaware corporation (“Parent”).

Parent is a leading developer, manufacturer and supplier of premium diagnostics, medical imaging systems and surgical products dedicated to serving the healthcare needs of women. Parent’s core business units are focused on breast health, diagnostics, GYN surgical, and skeletal health. Parent provides a comprehensive suite of technologies with products for mammography and breast biopsy, radiation treatment for early-stage breast cancer, cervical cancer screening, treatment for menorrhagia, osteoporosis assessment, preterm birth risk assessment, and mini C-arm for extremity imaging.

Parent recently formed Thunder Tech Corp. (“Purchaser”) for the purposes of effecting the transactions described in Item 4 below. The Purchaser has not engaged in any activities other than those incident to its formation and such transactions.

The principal executive office of Parent is located at 35 Crosby Drive, Bedford, Massachusetts 01730.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Parent are set forth in Annex I hereto and incorporated herein by reference.

(d)–(e). During the last five years, neither Parent, nor, to the knowledge of Parent, any of the individuals listed in Annex I, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 8, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Parent and Purchaser. Under the terms of the Merger Agreement, Parent and Purchaser made an offer to acquire 100% of the outstanding shares of the Common Stock (the “Offer”), which Offer has been followed by a merger of Purchaser with into the Company, with the Company surviving the Merger (sometimes referred to as the “surviving corporation”) as a direct wholly-owned subsidiary of Parent (the “Merger”).

Parent estimates that the total funds required to complete the Offer and the Merger will be approximately $600 million, plus any related transaction fees and expenses. On July 17, 2008, Parent borrowed $540 million under its amended and restated credit facility by and among Parent and its domestic subsidiaries, excluding the subsidiaries which are Massachusetts securities corporations, and Goldman Sachs Credit Partners L.P., as Sole Lead Arranger and Sole Lead Bookrunner, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A. and RBS Citizens, National Association, as Co-Syndication Agents, Goldman Sachs Credit Partners L.P. as Administrative Agent and Collateral Agent and Royal Bank of Canada, as Documentation Agent and each lender from time to time party thereto (the “Credit Agreement”). Parent and Purchaser used part of the funds from the credit facility to pay for the shares acquired through the Offer and in the Merger. The preceding summary of certain provisions of the Credit Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement.

Item 4.	Purpose of Transaction

The information contained in Item 3 is incorporated herein by reference.

The purpose of the transaction was for Parent to acquire control of, and ultimately the entire common equity interest in the Company. Pursuant to the Merger Agreement, on June 18, 2008, Parent and Purchaser commenced the Offer to purchase all of the outstanding shares of the Company’s Common Stock (the “Shares”) for a purchase price of $11.25 per Share, net to the holders thereof, in cash (the “Offer Price”). The initial offering period expired at 12:00 midnight, New York City Time, on July 16, 2008. Based on the number of Shares validly tendered and accepted for payment at the end of the initial offering period of the Offer, Purchaser acquired 45,225,949 Shares, which represented approximately 92.1% of all outstanding Shares.

On July 17, 2008, Parent announced that Purchaser had commenced a subsequent offering period for all remaining Shares to permit Company stockholders who had not yet tendered their Shares the opportunity to do so. This subsequent offering period expired at 12:00 midnight, New York City Time, on July 23, 2008. The same $11.25 per Share Offer Price was paid during the subsequent offering period. At the time the subsequent offering period closed, 847,574 additional Shares had been tendered, resulting in the Purchaser beneficially owning an aggregate of 46,073,523 Shares representing approximately 92.0% of all outstanding Shares.

Following the close of the subsequent offering period, Purchaser was on July 24, 2008 merged with and into Company and Company became a direct wholly-owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement and the Merger, all the previous directors of Company, Gordon F. Brunner, James Connelly, Kevin T. Conroy, Lawrence Murphy, Katherine Napier, Lionel Sterling, and David A. Thompson, resigned and the directors of the Company following the Merger are Glenn P. Muir and Robert A. Cascella.

Following the Merger, Parent will cause the Company to cause the Shares to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on NASDAQ.

Except as set forth in this Item 4, the filing persons have no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Item 5.	Interest in Securities of the Issuer

(a) and (b). As of the date of this Schedule 13D, Parent owns and has the power to vote or direct the voting, and to dispose or direct the disposition of 50,053,571 shares of Common Stock, which constitutes 100% of all outstanding Shares.

(c) Except as set forth or incorporated herein, neither Parent, nor, to the knowledge of Parent, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Item 4 above and the information set forth therein is hereby incorporated herein by reference.

Agreements with Company Executives

In connection with entering into the Merger Agreement, Parent and the Company entered into agreements with certain of the Company’s management, including: Kevin T. Conroy, Chief Executive Officer; Jorge Garces, Vice President, Research & Development; Cindy Ahn, Vice President, General Counsel; Gregory Hamilton, Vice President, Operations, Quality, and Regulatory; John Bellano, Vice President, Sales; and Chris Burton, Senior Vice President, Sales and Marketing (the “Deferral Agreements”). In the Deferral Agreements, each of Messrs. Conroy, Garces, Hamilton, Bellano and Burton and Ms. Ahn agreed that except as specifically provided therein, they would forego their right to receive payments under any Company Long Term Incentive Plan awards as a result of the consummation of the Offer, the Merger or otherwise. Similarly, they agreed that the vesting of their Company options and Company restricted stock units will not accelerate as a result of the consummation of the Offer or the Merger and the vesting of such awards shall stop as of the effective date of the Merger and shall only begin again in accordance with the terms of their Deferral Agreement. The Deferral Agreements deferred certain payments and the vesting of awards until achievement of certain milestones, such as approval by the U.S. Food and Drug Administration of the Company’s HPV diagnostics products and with respect to Ms. Ahn the settlement of the Company’s ongoing dispute with Digene. The Deferral Agreements amend the grant agreements, existing employment agreements and other equity grants applicable to these executive officers. The foregoing summary of certain provisions of the Deferral Agreements is qualified in its entirety by reference to the Deferral Agreements themselves, which are filed as exhibits hereto and are incorporated herein by reference.

Stockholder Agreements Not to Tender

In connection with the Merger Agreement, certain employees of Company entered into stockholder agreements, each dated as of June 8, 2008, with Parent and the Purchaser, which we refer to as the “Stockholder Agreements.” The following summary of certain provisions of each Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreements themselves, which are filed as exhibits hereto and are incorporated herein by reference.

Each of Cindy S. Ahn, John Bellano, Christopher Burton, Kevin T. Conroy, Jorge Garces and Gregory Hamilton (the “Non-Tendering Persons”), each of whom is a party to a Stockholder Agreement, agreed that he or she would not, without the prior written consent of Parent, tender his or her Shares into the Offer.

Each Stockholder Agreement, and all rights and obligations of the Parent, the Purchaser and each Non-Tendering Person terminated on the effective time of the Merger.

Item 7.	Materials to be Filed as Exhibits.

EXHIBIT NUMBER	DESCRIPTION
1.	Agreement and Plan of Merger, dated as of June 8, 2008 by and among Third Wave Technologies, Inc., Hologic, Inc. and Thunder Tech Corp. (filed as Exhibit 2.1 to the Current Report on Form 8-K of Hologic, Inc. filed on June 9, 2008 and incorporated herein by reference).

2.	Agreement, dated June 8, 2008, among Third Wave Technologies, Inc., Hologic, Inc, and Kevin T. Conroy (filed as Exhibit 99(E)(4) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Third Wave Technologies, Inc. filed on June 18, 2008 and incorporated herein by reference).

3.	Agreement, dated June 8, 2008, among Third Wave Technologies, Inc., Hologic, Inc, and Jorge Garces (filed as Exhibit 99(E)(7) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Third Wave Technologies, Inc. filed on June 18, 2008 and incorporated herein by reference).

4.	Agreement, dated June 8, 2008, among Third Wave Technologies, Inc., Hologic, Inc, and Gregory Hamilton (filed as Exhibit 99(E)(10) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Third Wave Technologies, Inc. filed on June 18, 2008 and incorporated herein by reference).

5.	Agreement, dated June 8, 2008, among Third Wave Technologies, Inc., Hologic, Inc, and John Bellano (filed as Exhibit 99(E)(13) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Third Wave Technologies, Inc. filed on June 18, 2008 and incorporated herein by reference).

6.	Agreement, dated June 8, 2008, among Third Wave Technologies, Inc., Hologic, Inc, and Christopher Burton (filed as Exhibit 99(E)(15) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Third Wave Technologies, Inc. filed on June 18, 2008 and incorporated herein by reference).

7.	Agreement, dated June 8, 2008, among Third Wave Technologies, Inc., Hologic, Inc, and Cindy S. Ahn (filed as Exhibit 99(E)(17) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Third Wave Technologies, Inc. filed on June 18, 2008 and incorporated herein by reference).

8.	Form of Stockholder Agreement, dated as of June 8, 2008, by and among Hologic, Inc., Thunder Tech Corp., and certain stockholders of Third Wave Technologies, Inc. (filed as Exhibit 99(D)(5) to the Tender Offer Statement on Schedule TO of Hologic, Inc. and Thunder Tech Corp. filed on June 18, 2008 and incorporated herein by reference).

9.	Amended and Restated Credit and Guaranty Agreement dated as of July 17, 2008 among Hologic, Goldman Sachs Credit Partners L.P., as Sole Lead Arranger and Sole Lead Bookrunner, Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A. and RBS Citizens, National Association, as Co-Syndication Agents, Goldman Sachs Credit Partners L.P. as Administrative Agent and Collateral Agent and Royal Bank of Canada, as Documentation Agent and each lender from time to time party thereto (filed as Exhibit 10.1 to the Current Report on Form 8-K of Hologic, Inc. filed on July 17, 2008 and incorporated herein by reference).

SIGNATURES

After responsible inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2008

Hologic, Inc.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary

Thunder Tech Corp.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Treasurer and Secretary

Annex I

Identity and Background

The current executive officers and directors of Parent are listed below. The address of Parent is 35 Crosby Drive, Bedford, Massachusetts 01730. The business address of each such person is 35 Crosby Drive, Bedford, Massachusetts 01730 and each such person is a citizen of the United States.

Hologic, Inc.

Name	Position
John W. Cumming	Chief Executive Officer and Chairman of the Board

Glenn P. Muir	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer, Assistant Secretary, and Director

David R. LaVance, Jr.	Director

Nancy L. Leaming	Director

Elaine S. Ullian	Director

Lawrence M. Levy	Director

Sally W. Crawford	Director

Wayne Wilson	Director

Daniel J. Levangie	Director

C. William McDaniel	Director

Robert A. Cascella	President, Chief Operating Officer and Director

John R. Pekarsky	Senior Vice President, Sales and Strategic Accounts

Jay A. Stein	Chairman Emeritus, Chief Technical Officer

Howard B. Doran, Jr.	President of Diagnostic Products

Stuart A. Kingsley	President of GYN Surgical

Dr. Peter K. Soltani	Vice President of Breast Health Line of Business

Mark J. Casey	Senior Vice President and General Counsel